John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

August 26, 2011

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Mr. Thompson:

This letter is in response to comments received via telephone on August 17, 2011 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 51 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on July 1, 2011. The purpose of the Amendment is to register new classes of shares of the U.S. Equity Fund, a separate series of the Trust (the “Fund”). Set forth below is a summary of each comment followed by our response.

Comment 1— On the cover of each prospectus, please include the ticker symbol for each class of shares of the Fund to which the prospectus relates.

Response to Comment 1 — The requested change has been made.

Comment 2 — Please disclose the extent to which, if any, the Fund invests in other investment companies, including exchange-traded funds (“ETFs”). If applicable, please add a line to the Fund’s fee table disclosing the fees and expenses indirectly incurred by the Fund as a result of investment in other investment companies, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 2 — The Fund does not invest in other investment companies, including ETFs, as a principal strategy, but may do so as a secondary strategy. Disclosure regarding investments in other investment companies and ETFs is included in the Fund’s Statement of Additional Information (the “SAI”). During the most recent fiscal year ended August 31, 2010, the fees and expenses indirectly incurred as a result of the Fund’s investment in other investment companies did not exceed 0.01% of the Fund’s average daily net assets. Accordingly, a line relating to such indirect fees and expenses has not been added to the Fund’s fee table in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Securities and Exchange Commission

August 26, 2011

Comment 3 — Please explain whether the Fund’s investments in equity-linked derivatives will count towards the Fund’s policy of investing at least 80% of its net assets (plus borrowings for investment purposes) in equity investments that are tied economically to the U.S. (the “80% Policy”). If so, please explain how the Fund’s investments in equity-linked derivatives are valued for purposes of the 80% Policy.

Response to Comment 3 — The statement regarding investments in derivatives as a principal investment strategy to which this comment relates was erroneously included in the preliminary prospectuses filed as part of the Amendment.  The prospectuses have been revised to remove references to investments in derivatives as a principal investment strategy and risk.

Comment 4 — Please explain the limits, if any, to the market capitalization of companies in which the Fund invests.

Response to Comment 4 — There are no limits to the market capitalization of companies in which the Fund may invest.  However, the prospectuses have been revised to describe the market capitalization range of the Fund’s primary benchmark index, the Russell 3000 Index.

Comment 5 — The prospectuses describe “real estate securities risk” as one of the Fund’s principal risks.  Please disclose whether the Fund will invest in real estate investment trusts (“REITs”) as a principal investment strategy.

Response to Comment 5 — The prospectus has been revised as requested to state that the Fund may invest in REITs as part of its principal investment strategy.

Comment 6 — Please disclose how the Fund defines “equity securities.”

Response to Comment 6 — The principal investment strategies section has been revised as requested to state that investments in equity securities include common stocks and other stock-related securities, such as preferred stocks, convertible securities, depositary receipts, and exchange-traded equity REITs and equity income trusts.

Comment 7 — Please state whether the Fund intends to use a Summary Prospectus in accordance with Rule 498 under the Securities Act, and, if so, please provide a sample of the legend that will be included at the beginning of the Summary Prospectus.

Response to Comment 7 — The Fund intends to use a Summary Prospectus, which will be filed with the SEC in accordance with Rule 497(k) under the Securities Act. The following is the legend that will be included at the beginning of the Summary Prospectus:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports, online at www.jhfunds.com/Forms/Prospectuses.aspx. You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com. The fund’s prospectus and statement of additional information, both dated August 30, 2011, are incorporated by reference into this Summary Prospectus.

Securities and Exchange Commission

August 26, 2011

Comment 8 — Please disclose that the Fund has incorporated by reference into its SAI the report to the Fund’s shareholders for the most recently completed fiscal period. Please note that the Fund should file as an exhibit to its registration statement on Form N-1A the consent of the Fund’s independent registered public accounting firm relating to the Fund’s most recent audited financial statements.

Response to Comment 8 — The requested change has been made. In addition, the Fund will file as an exhibit to its registration statement on Form N-1A the consent of its independent registered public accounting firm relating to the Fund’s most recent audited financial statements.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-2261.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary
John Hancock Funds II